EXHIBIT 15.1

Sundial Growers Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the year ended December 31, 2021 is dated April 27, 2022. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2021 and the audited consolidated financial statements and notes thereto for the year ended December 31, 2020 (collectively, the “Audited Financial Statements”) and the risks identified under “Risk Factors” below and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

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COMPANY OVERVIEW

Sundial (“SNDL”, “Sundial” or the “Company”) is a licensed producer that grows cannabis using state-of-the-art indoor facilities with corporate-owned and franchised retail operations focused on the retail sale of cannabis products and accessories, and investment operations targeting the global cannabis industry. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Capital Market (“Nasdaq”).

Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta, and corporate-owned and franchised retail stores in five provinces across Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Sundial currently produces and markets cannabis products for the Canadian adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. Sundial’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total space. The Company has established supply agreements with nine Canadian provinces and has a distribution network that covers 98% of the national adult-use cannabis industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands. Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio. The Company also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company also provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

Sundial’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. Sundial’s retail operations will continue to build a Canadian retail brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. Sundial’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the global cannabis industry.

To achieve this, Sundial will continue to focus on:

•	Meeting evolving consumer preferences by being a consumer-centric organization;
•	Delivering industry-leading, best-in-class brands and products with a focus on inhalables;
•	Driving quality in all aspects of our operation and being positioned to deliver products that consumers want when they want them;
•	Improving cost discipline and maintaining a variable cost structure to adapt to industry dynamics; and
•	Strategically deploying capital with a focus on maximizing cash flows and long-term shareholder value.

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RECENT DEVELOPMENTS

ALCANNA INC. ACQUISITION

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximately 63% equity interest in Nova Cannabis Inc. (“Nova”), a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario.

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 320.6 million Sundial common shares valued at $280.4 million based on the fair value of each common share of the Company on the closing date (8.85 of a Sundial common share for each Alcanna common share).

Due to the proximity of the closing of the Alcanna Transaction and the date of issuance of the consolidated financial statements, the Company has not prepared the acquisition date fair value of the total consideration transferred or the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Initiation of share repurchase program

On November 11, 2021, the Company announced that the board of directors of Sundial (the “Board”) approved a new share repurchase program (the "Share Repurchase Program") which authorizes the Company to repurchase, from time to time, up to an aggregate of $100 million (the "Share Repurchase Amount") of its outstanding common shares through open market purchases at prevailing market prices. Notwithstanding the Share Repurchase Amount, Sundial may only purchase a maximum of 102.8 million common shares under the Share Repurchase Program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement.

Subject to the foregoing limitations, the Share Repurchase Program commenced on November 19, 2021 and will expire on November 19, 2022. The Share Repurchase Program does not require the Company to purchase any minimum number of common shares, and repurchases maybe suspended or terminated at any time at the Company's discretion. The actual number of common shares which may be purchased pursuant to the Share Repurchase Program and the timing of any purchases will be determined by Sundial’s management and the Board. All common shares purchased pursuant to the Share Repurchase Program will be returned to treasury for cancellation.

No common shares were repurchased during the year ended December 31, 2021.

STRATEGIC CAPITAL PARTNERSHIP

On March 15, 2021, the Company and SAF Group (“SAF”) announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream. SunStream is a private company which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. See “Investment Results – Share of profit of equity-accounted investees” for more information.

On July 7, 2021, the Company announced that it had increased its commitment to SunStream to $538.0 million from the previously announced commitment of $188 million. As of April 27, 2022, the Company had contributed $465.9 million to SunStream. The Company’s balance sheet exposure is limited to its equity-investment in SunStream of $412.9 million at December 31, 2021, and its share of profit of equity-accounted investees of $32.9 million for the year ended December 31, 2021.

In the United States, SunStream has provided lending services to cannabis businesses in the form of secured debt and hybrid debt and derivative instruments. Sundial, through its involvement in the SunStream joint venture, is classified as having indirect ancillary involvement in the U.S. marijuana industry as referenced in CSA Staff Notice 51-352, which states that ancillary involvement arises when an issuer provides goods and/or services not limited to financing, branding, recipes, leasing, consulting or administrative services to third parties who are directly involved in the U.S. marijuana industry.

Cannabis (or, as referred to in the United States, marijuana) is illegal under U.S. federal law and the enforcement of relevant U.S. laws poses a significant risk to the results of our operations and financial results. For further information about the risks related to U.S. federal laws and regulations with respect to SunStream’s operations as well as the risk of federal enforcement and other risks associated with the Company’s business, see the risks identified under “Risk Factors” below and in the Annual Report.

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The Company’s involvement in SunStream could have an undetermined impact on the Company’s ability to access both public and private capital.

Legal advice has been obtained by SunStream and the Company regarding applicable U.S. federal and state law in relation to SunStream’s business.

The Company is not aware of any of the businesses of recipients of SunStream services being in non-compliance with applicable licensing requirements and the regulatory framework enacted by the U.S. states in which they operate.

SunStream’s investment committee is responsible for evaluating investment and financing opportunities encompassing secured debt, hybrid securities and distressed debt and equity targeting the global cannabis industry.

capital Activities

During the year ended December 31, 2021, the Company issued an aggregate of 796.3 million common shares at a weighted average price of US$0.8597 per share for gross proceeds of $855.2 million (US$684.6 million) through its at-the-market (“ATM”) programs. The Company also completed two registered direct offerings for gross proceeds of $223.4 million and received gross proceeds of $118.6 million from the exercise of warrants issued in connection with those registered direct offerings (see “Other Developments – Registered Direct Offerings” for more information). At December 31, 2021, the Company had an unrestricted cash balance of $557.4 million.

The capital raised was used to fund the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which the Company viewed as a new and separate business line from its cannabis and retail operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had a new operating segment: investments.

See “Financial Results – Consolidated” for more information on operating segments.

OTHER DEVELOPMENTS

Registered direct offerings

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The Series A Warrants and Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.80 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 4, 2021, the Company issued 60.5 million additional Series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The Additional Series A Warrants and Additional Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Additional Series A Warrants was US$1.10 per common share and the exercise price of the Additional Series B Warrants was US$0.0001 per common share.

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On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders rights to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. Such registration statement was filed with the SEC on March 3, 2021. The New Warrants are immediately exercisable and have a term of 42 months from March 18, 2021, which is the effective date of the registration statement.

Reduction in pathway ownership

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway RX Inc. (“Pathway”), decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the licence agreement that provides for use of Pathway’s intellectual property.

Acquisition of Inner SPirit Holdings and Spiritleaf Retail Cannabis Network

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

The Inner Spirit Transaction consideration was comprised of (i) an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share), (ii) an aggregate 24.4 million Sundial common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.0835 of a Sundial common share for each Inner Spirit common share) and (iii) contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

COVID-19

The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities in response thereto. As the safety of employees, communities and family is a priority for the Company, it will continue to commit to all current safety protocols in place, which include physical distancing, enhanced cleaning and sanitation processes and frequency, installation of safety shields in retail outlets and enhanced screening measures prior to allowing employees and visitors into the facilities. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

NASDAQ MINIMUM BID REQUIREMENT

On August 9, 2021, the Company was notified by the Nasdaq Listing Qualifications Department that the closing bid price of the Company’s common shares for the 30 consecutive business day period from June 25, 2021, to August 6, 2021 did not meet the minimum bid price of US$1.00 per share requirement, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). The notice has no immediate effect on the trading of the Company’s common shares on the Nasdaq.

Pursuant to the Nasdaq Listing Rules, the Company had been provided with a compliance period of 180 calendar days from the date of notification in which to regain compliance with the Minimum Bid Requirement. As a result, the Company had until February 7, 2022, to regain compliance with the Minimum Bid Requirement. On February 8, 2022, the Company received a 180-day extension to regain compliance with the Minimum Bid Requirement. As a result, the Company has until August 8, 2022, to regain compliance with the Minimum Bid Requirement. If at any time prior to August 8, 2022, the closing bid price of the Company’s common stock is at least US$1.00 per share for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

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If the Company does not regain compliance with the Minimum Bid Requirement by August 8, 2022, it intends to implement a reverse share split in the third quarter of 2022, subject to prior shareholder approval, which is expected to be obtained at the Company’s 2022 Annual General Meeting.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	YTD 2021	YTD 2020	Change	% Change
Financial
Gross revenue	67,279	73,321	(6,042)	-8%
Net revenue	56,128	60,918	(4,790)	-8%
Cost of sales	48,601	51,740	(3,139)	-6%
Gross margin	(6,990)	(49,869)	42,879	86%
Gross margin %	-12%	-82%		69%
Gross margin before fair value adjustments (1)(2)	(9,451)	(36,735)	27,284	74%
Gross margin before fair value adjustments % (2)	-17%	-60%		72%
Interest and fee revenue	13,149	—	13,149	100%
Investment loss	(44,501)	—	(44,501)	-100%
Loss from operations	(132,131)	(185,404)	53,273	29%
Net loss from continuing operations (3)	(230,382)	(199,619)	(30,763)	-15%
Per share, basic and diluted (3)	(0.12)	(0.91)	0.79	87%
Net loss from discontinued operations (3)	—	(33,627)	33,627	100%
Per share, basic and diluted (3)	—	(0.15)	0.15	100%
Net loss (3)	(230,382)	(233,246)	2,864	1%
Per share, basic and diluted (3)	(0.12)	(1.07)	0.95	89%
Adjusted EBITDA from continuing operations (2)	32,086	(25,583)	57,669	225%

Statement of Financial Position
Cash and cash equivalents	558,251	60,376	497,875	825%
Biological assets	4,410	3,531	879	25%
Inventory	29,503	25,613	3,890	15%
Property, plant and equipment	63,189	116,928	(53,739)	-46%
Total assets	1,424,262	294,871	1,129,391	383%

Operational
Kilogram equivalents sold	18,019	23,500	(5,481)	-23%
Average gross selling price per gram (4)	2.84	3.12	(0.28)	-9%
Average net selling price per gram (5)	2.22	2.59	(0.37)	-14%
(1)	Includes inventory obsolescence and impairment of $17.0 million for the year ended December 31, 2021, and $45.9 million for year ended December 31, 2020.
(2)

Adjusted EBITDA from continuing operations, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are specified financial measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

(3)	Net loss and related per share amounts are attributable to owners of the Company.
(4)	Net of payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial boards.
(5)	Net of excise tax.

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CONSOLIDATED RESULTS

General and administrative

	Year ended December 31
($000s)	2021	2020
Salaries and wages	18,675	11,634
Consulting fees	1,112	2,193
Office and general	7,560	9,843
Professional fees	6,530	4,658
Director compensation	351	365
Other	4,142	3,336
	38,370	32,029

General and administrative expenses for the year ended December 31, 2021 were $38.4 million compared to $32.0 million for the year ended December 31, 2020. The increase of $6.4 million was mainly due to increases in salaries and wages and professional fees, partially offset by decreases in consulting fees and office and general expenses. The increase in salaries and wages was due to the Inner Spirit Transaction and increased compensation related to the roll out of a new incentive plan given the improvement in liquidity during the year. The increase in professional fees was largely due to an increase in legal fees and accounting service fees associated with investment operations and the Company’s efforts to enhance internal control over financial reporting. The decrease in consulting fees is mainly due to consulting costs incurred in the comparative period relating to business process improvements. The decrease in office and general expenses is mostly due to a decrease in insurance expenses.

Sales and marketing

	Year ended December 31
($000s)	2021	2020
Sales and marketing	5,043	5,737

Sales and marketing expenses consist of brand development and promotion expenses, marketing services and related costs.

Sales and marketing expenses for the year ended December 31, 2021 were $5.0 million compared to $5.7 million for the year ended December 31, 2020. The decrease of $0.7 million was mainly due to a decrease in general marketing and media expenses.

Share-based compensation

	Year ended December 31
($000s)	2021	2020
Equity-settled expense
Simple warrants	2,899	1,539
Performance warrants	361	(42)
Stock options	(14)	651
Restricted share units	6,789	4,069
Cash-settled expense
Deferred share units	2,272	2,349
	12,307	8,566

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Company’s Board.

The fair value of the Company’s common shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company

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determines the amount of share-based compensation expense for equity settled awards by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

The Company intended to settle DSUs by issuing common shares, however, during the year ended December 31, 2021, the Company changed its intention to settle DSUs to making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. Accordingly, $5.1 million representing the previously recognized fair value of the DSUs, was reclassified from contributed surplus to other liabilities. As at December 31, 2021, included in other liabilities is $4.0 million relating to the fair value of cash-settled DSUs. The DSUs will be accounted for as a liability and marked to market at each period end.

Share-based compensation expense for the year ended December 31, 2021 was $12.3 million compared to $8.6 million for the year ended December 31, 2020. The increase of $3.7 million was primarily due to increases in simple warrant expense and RSU expense. Simple warrant expense in the comparative period was reduced by a significant number of unvested simple warrant forfeitures. No simple warrants were granted in the current or comparative period. RSU expense increased due to an increase in the number and value of units granted.

Transaction costs

	Year ended December 31
($000s)	2021	2020
Transaction costs	17,566	3,587

Transaction costs for the year ended December 31, 2021 were $17.6 million compared to $3.6 million for the year ended December 31, 2020. Transaction costs include costs associated with the registered offerings, the Inner Spirit Transaction, the Alcanna Transaction, legal costs and various financing initiatives.

Finance costs

	Year ended December 31
($000s)	2021	2020
Cash finance expense
Interest on Term Debt Facility	—	2,936
Interest on Syndicated Credit Agreement	—	4,546
Other finance costs	40	286
	40	7,768
Non-cash finance expense
Change in fair value of investment at FVTPL	3,300	—
Interest on lease liabilities	776	—
Financial guarantee liability expense	59	—
Accretion	—	1,622
Amortization of debt issue costs	—	1,782
Change in fair value of convertible notes	—	(7,141)
Other	154	3
	4,289	(3,734)
Interest income	(573)	(215)
	3,756	3,819

Finance costs include interest expense related to lease obligations, change in fair value of investment at FVTPL and certain other expenses. Finance costs in the prior year included interest on the Company’s indebtedness, accretion expense and amortization of debt issue costs associated with the Company’s indebtedness, change in fair value of convertible notes and certain other expenses.

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Finance costs for the year ended December 31, 2021 were $3.8 million compared to $3.8 million for the year ended December 31, 2020. Decreases in interest expense, accretion and amortization of debt issue costs due to the extinguishment and settlement of the Company’s long-term debt, were offset by the change in fair value of convertible notes from the comparative period and change in fair value of the investment at FVTPL.

Change in estimate of fair value of derivative warrants

	Year ended December 31
($000s)	2021	2020
Change in estimate of fair value of derivative warrants	77,834	12,995

Change in estimate of fair value of derivative warrants for the year ended December 31, 2021 was an expense of $77.8 million compared to an expense of $13.0 million for the year ended December 31, 2020. The increased expense of $64.8 million was due to an increase in the number of derivative warrants issued and exercised. In the current period, 103.9 million series A warrants were issued and exercised, and 98.3 million New Warrants were issued. The expense in the comparative period related to changes in fair value of the secured convertible note warrants (35.0 million issued and exercised), the unsecured convertible note warrants (14.5 million issued and 0.5 million outstanding) and the 2020 series A warrants (40.1 million issued and 0.5 million outstanding).

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability, pursuant to IFRS requirements due to the warrant exercise prices being denominated in United States dollars. Refer to note 32 in the condensed consolidated interim financial statements for valuation methodology. The Company has no cash obligation with respect to the derivative warrants, and its only obligation is to deliver common shares if, and when, warrants are exercised.

Income tax recovery

	Year ended December 31
($000s)	2021	2020
Income tax recovery	2,271	—

Income tax recovery for the year ended December 31, 2021 was $2.3 million and was due to the recognition of previously unrecognized tax assets to offset income taxes arising from the recognition of other comprehensive income.

Net loss from continuing operations

	Year ended December 31
($000s)	2021	2020
Net loss from continuing operations	(230,182)	(206,317)

Net loss for the year ended December 31, 2021 was $230.2 million compared to a net loss of $206.3 million for year ended December 31, 2020. The increased loss of $23.9 million was mostly due to lower net revenue ($4.7 million), investment losses ($44.5 million), higher general and administrative expenses ($6.3 million), higher transaction costs ($14.0 million) and change in fair value of derivative warrant liabilities ($64.8 million), partially offset by lower cost of sales ($3.1 million), lower inventory obsolescence provision ($28.9 million), change in fair value realized through inventory ($16.3 million), interest and fee revenue ($13.1 million), share of profit of equity-accounted investees ($32.9 million), lower asset impairment ($19.2 million) and income tax recovery ($2.3 million).

Adjusted EBITDA from continuing operations

	Year ended December 31
($000s)	2021	2020
Adjusted EBITDA from continuing operations (1)	32,086	(25,583)
(1)

Adjusted EBITDA from continuing operations is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

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Adjusted EBITDA from continuing operations was $32.1 million for the year ended December 31, 2021 compared to a loss of $25.6 million for the year ended December 31, 2020. The increase was due to the following:

•	Introduction of investment revenue;
•	Introduction of interest and fee revenue; and
•	Introduction of share of profit of equity-accounted investees; and
•	Decrease in cost of sales.

The increase was partially offset by:

•	a decrease in net revenue, primarily as a result of decreases in selling prices and kilogram equivalents sold; and
•	an increase in general and administrative expenses, primarily as a result of increases in salaries and wages.

OPERATING SEGMENTS

Late in the fourth quarter of 2020 the Company began the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which is a new and separate business line from its cannabis and retail operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had two reportable segments: cannabis operations and investments. The acquisition of Inner Spirit has on July 20, 2021, led to a third reportable segment: retail operations. For the year ended December 31, 2020, there was only one reportable segment and therefore no comparative segment information.

The Company’s reportable segments are organized by business line and are comprised of three reportable segments: cannabis operations, retail operations and investments. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Retail operations include the private sale of recreational cannabis through corporate-owned and franchise retail cannabis stores. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any reportable segments are reported as “Corporate”.

($000s)	Cannabis	Retail (1)	Investments	Corporate	Total
As at December 31, 2021
Total assets	147,887	153,624	1,093,596	29,155	1,424,262
Year ended December 31, 2021
Net revenue	40,037	16,091	—	—	56,128
Gross margin	(15,499)	8,509	—	—	(6,990)
Interest and fee revenue	—	—	13,149	—	13,149
Loss on marketable securities	—	—	(44,501)	—	(44,501)
Share of profit of equity-accounted investees	—	—	32,913	—	32,913
Depreciation and amortization	3,108	721	—	897	4,726
Earnings (loss) before tax	(117,990)	1,835	(5,837)	(110,461)	(232,453)
(1)	Period July 20, 2021 to December 31, 2021

CANNABIS OPERATIONS SEGMENT RESULTS

Kilogram equivalents sold

	Year ended December 31
	2021	2020
Provincial boards	12,583	10,952
Medical	4	4
Licensed producers	5,432	12,544
Total kilogram equivalents sold	18,019	23,500

10

For the year ended December 31, 2021, the Company sold 18,019 kilogram equivalents of cannabis compared to 23,500 kilogram equivalents for the year ended December 31, 2020. The decrease of 5,481 kilogram equivalents sold was due to a decrease in kilogram equivalents sold to other licensed producers (“LPs”), partially offset by an increase in kilogram equivalents sold to provincial boards. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

The Company’s calculation of kilogram equivalents (or other measurement equivalents stated in this MD&A, such as gram equivalents) is based upon internal estimates and may not be comparable to similar measures used by other companies.

Selling price

	Year ended December 31
($/gram equivalent)	2021	2020
Provincial boards	$3.29	$5.05
Medical	$9.80	$8.00
Licensed producers	$1.81	$1.43
Average gross selling price	$2.84	$3.12
Excise taxes	$(0.62)	$(0.53)
Average net selling price	$2.22	$2.59

For the year ended December 31, 2021, the average net selling price was $2.22 per gram equivalent compared to $2.59 for the year ended December 31, 2020. The decrease of $0.37 per gram equivalent was mainly due to lower prices for provincial board sales, partially offset by slightly higher prices for sales to other LPs. Provincial board sales prices have decreased due to continued growth of the discount segment and undersupply of available quality product.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, inhalables and accessories, trim, bulk extracted oil, edibles and concentrates) and the channels in which products are sold (principally Canadian provincial boards and LPs).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the year ended December 31, 2021 and 2020 are only calculated based on adult-use end-consumer packaged cannabis sales.

Revenue

Revenue by form

	Year ended December 31
($000s)	2021	2020
Revenue from dried flower	39,572	51,424
Revenue from vapes	4,743	18,447
Revenue from oil	1,665	3,145
Revenue from edibles and concentrates	2,555	305
Revenue from services	2,653	—
Gross revenue	51,188	73,321

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Revenue by channel

	Year ended December 31
($000s, except as indicated)	2021	2020
Provincial boards	41,338	55,315
Medical	8	32
Licensed producers	9,842	17,974
Gross revenue	51,188	73,321
Excise taxes	(11,151)	(12,403)
Net revenue	40,037	60,918
Gross revenue per gram sold	$2.84	$3.12
Net revenue per gram sold	$2.22	$2.59

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards and to other LPs. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

The Company has entered into a concentrates licensing agreement with a third party based out of its Rocky View facility. Administrative fees and facility fees charged under the licensing agreement are recorded as revenue from services.

Gross revenue for the year ended December 31, 2021 was $51.2 million compared to $73.3 million for the year ended December 31, 2020. The decrease of $22.1 million was due to a decrease in kilogram equivalents sold to other LPs and a decrease in selling prices. Provincial board revenue decreased by $14.0 million due to a decrease in selling prices, partially offset by an increase in kilogram equivalents sold. LP revenue decreased by $8.2 million due to a decrease in kilogram equivalents sold, partially offset by an increase in selling prices.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final consumer-facing packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary.

Excise taxes for the year ended December 31, 2021 were $11.2 million compared to $12.4 million for the year ended December 31, 2020. The decrease of $1.2 million was due to a shift in product mix from non-flowering material to flowering material which has a lower excise tax rate, even though total kilogram equivalents sold to provincial boards increased compared to the prior period.

Cost of sales

	Year ended December 31
($000s, except as indicated)	2021	2020
Cost of sales	41,019	51,740
Cost of sales per gram sold	$2.28	$2.20

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the year ended December 31, 2021 were $41.0 million compared to $51.7 million for the year ended December 31, 2020. The decrease of $10.7 million was due to a decrease in kilogram equivalents sold compared to the prior period, partially offset by an increase in the cost of sales per gram sold compared to the prior period. Cost of sales per gram sold for the year ended December 31, 2021 were $2.28 compared to $2.20 for the year ended December 31, 2020. The increase of $0.08 per gram sold was due to the Company moving away from bulk sales to other LPs, which have materially lower per gram costs, to branded sales to provincial boards, partially offset by decreases in per gram costs across all branded product formats,

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reflecting the Company’s focus on cost optimization and offering the most competitive and profitable strains and brands to customers.

Gross margin

	Year ended December 31
($000s)	2021	2020
Net revenue	40,037	60,918
Cost of sales	41,019	51,740
Inventory obsolescence and impairment	16,978	45,913
Gross margin before fair value adjustments (1)	(17,960)	(36,735)
Change in fair value of biological assets	4,708	5,432
Change in fair value realized through inventory	(2,247)	(18,566)
Gross margin	(15,499)	(49,869)
(1)

Gross margin before fair value adjustments is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the year ended December 31, 2021 was negative $18.0 million compared to negative $36.7 million for the year ended December 31, 2020. The increase of $18.7 million was due to lower cost of sales relating to lower sales volumes and a lower inventory obsolescence provision compared to the prior period, partially offset by lower net revenue. The inventory obsolescence provision was applied to vapes, oil, concentrates, bulk flower and shake due to price compression in the market, as well as certain packaging inventory. The inventory obsolescence provision in the comparative period was applied across all cannabis inventory formats, bulk and packaged, due to a lack of market demand and aging inventory.

The total inventory obsolescence and impairment recognized during the year ended December 31, 2021 was $17.5 million, with $17.0 million relating to cost of sales and $0.5 million relating to the change in fair value realized through inventory. The total inventory obsolescence and impairment recognized during the year ended December 31, 2020 was $56.9 million, with $45.9 million relating to cost of sales and $11.0 million relating to the change in fair value realized through inventory.

Change in fair value of biological assets

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value of biological assets for the year ended December 31, 2021 was an increase of $4.7 million compared to an increase of $5.4 million for the year ended December 31, 2020. The decrease of $0.7 million was primarily due to a decrease in the expected number of plants, partially offset by an increase in the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

	Year ended December 31
($000s)	2021	2020
Change in fair value realized through inventory sold	(1,730)	(7,581)
Change in fair value recognized through inventory obsolescence provision	(517)	(10,985)
Change in fair value realized through inventory	(2,247)	(18,566)

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Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

The change in fair value realized through inventory for the year ended December 31, 2021 was a decrease of $2.2 million compared to a decrease of $18.6 million for the year ended December 31, 2020. The increase of $16.4 million was due to the fair value component of the excess and obsolete inventory provision in the comparative period and the reversal of larger prior period changes in fair value of biological assets as they are transferred to inventory and sold.

Restructuring costs

	Year ended December 31
($000s)	2021	2020
Restructuring costs	—	6,470

Restructuring costs of $6.5 million for the year ended December 31, 2020 represent severance costs relating to workforce reductions, legal, professional and consulting fees that relate directly to the restructuring and finance costs associated with the amendment and extinguishment of long-term debt.

Asset impairment

	Year ended December 31
($000s)	2021	2020
Asset impairment	60,000	79,191

The Company determined that indicators of impairment existed during the second quarter in the year ended December 31, 2021, with respect to the Company’s Olds cash generating unit (“CGU”) as a result of curtailment in the utilization of the capacity in the Company’s Olds facility to align cannabis production with current demand estimates. A test for impairment was performed at June 30, 2021, at the CGU level, by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their value in use and an impairment of $60.0 million was recorded to write down the assets to their estimated recoverable amount.

At December 31, 2021, the Company determined that no indicators of impairment existed or indicators that a previous impairment should be reversed, and no impairment test was required.

The Company determined that indicators of impairment existed during the year ended December 31, 2020, with respect to the Company’s British Columbia CGU as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at March 31, 2020, at the CGU level, by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount.

The Company determined that indicators of impairment existed during the year ended December 31, 2020, with respect to the Company’s Alberta CGU as a result of decreasing estimates for the size of the potential Canadian cannabis market, the Company curtailing the number of flowering rooms being used for cultivation at its Olds facility and the carrying value of the Company’s total net assets significantly exceeding the Company’s market capitalization. A test for impairment was performed at September 30, 2020, at the CGU level, by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their value in use and an impairment of $60.0 million was recorded to write down the assets to their estimated recoverable amount.

During the year ended December 31, 2020, the Company determined that indicators of impairment existed regarding the Pathway intellectual property due to the Company’s decision to reduce its focus on medical cannabis research. The estimated recoverable amount of the intangible assets was determined to be their fair value less costs of disposal and an impairment of $12.9 million was recorded to write down the assets to their recoverable amount.

On December 28, 2020, the Company licensed all of its Rocky View facility to a third party concentrates manufacturer. Within the agreement is a non-binding purchase agreement to sell the Rocky View facility for $5.0 million. The estimated recoverable

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amount of the Rocky View facility was determined to be its fair value less costs of disposal and an impairment of $0.7 million was recorded to write down the assets to their recoverable amount.

RETAIL OPERATIONS SEGMENT RESULTS

GROSS revenue

	Year ended December 31
($000s)	2021	2020
Retail	10,207	—
Franchise	4,251	—
Other (millwork, supply, accessories)	1,633	—
Gross revenue	16,091	—

Gross revenue for the period July 20, 2021, to December 31, 2021, was $16.1 million. Retail revenue is comprised of retail cannabis sales to private customers from corporate-owned stores. Franchise revenue is comprised of royalty revenue, advertising revenue and franchise fees. Prior to opening, Spiritleaf franchised retail cannabis stores purchase millwork (store fixtures) from the Company. Once a franchise Spiritleaf retail cannabis store is open and operating, it purchases supplies and Spiritleaf accessories from the Company to sell to customers.

GROSS MARGIN

	Year ended December 31
($000s)	2021	2020
Gross revenue	16,091	—
Cost of sales	7,582	—
Gross margin	8,509	—

Gross margin for the period July 20, 2021, to December 31, 2021, was $8.5 million. Cost of sales for retail operations is comprised of the cost of pre-packaged cannabis.

System-wide retail sales

System-wide retail sales represent the aggregate revenue earned by both franchised and corporate-owned Spiritleaf retail cannabis stores, and do not solely represent the retail segment’s revenue. The Company only receives royalties, advertising and franchise fees in respect of the franchised Spiritleaf retail cannabis store revenue. The system-wide retail sales measure is useful to management in evaluating brand scale and market penetration and is used by management to assess the financial and operating performance of the Company and the strength of the Company’s market position relative to its competitors.

System-wide retail sales for the period July 20, 2021 to December 31, 2021 were as follows:

	Year ended December 31
($000s)	2021	2020
Gross revenue	16,091	—
Less:
Franchise revenue	(4,251)	—
Other revenue	(1,633)	—
Add:
Franchise store sales (1)	64,739	—
System-wide retail sales (1)	74,946	—
(1)

System-wide retail sales and franchise store sales are specified financial measures that do not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

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INVESTMENT OPERATIONS SEGMENT RESULTS

Interest and fee revenue

	Year ended December 31
($000s)	2021	2020
Interest and fee revenue
Interest revenue from investments at amortized cost	1,654	—
Interest and fee revenue from investments at Fair Value Through Profit or Loss	8,514	—
Interest revenue from cash	2,981	—
	13,149	—

Interest and fee revenue for the year ended December 31, 2021, was $13.1 million and was generated from cannabis-related investments. The Company continues to build its investment portfolio with a focus on maximizing risk-adjusted cash flows and shareholder value.

Investment revenue

	Year ended December 31
($000s)	2021	2020
Investment revenue
Realized gains	20,213	—
Unrealized losses	(64,714)	—
	(44,501)	—

Investment revenue is comprised of realized and unrealized gains on marketable securities. Investment revenue for the year ended December 31, 2021, was negative $44.5 million and was mostly due to unrealized losses driven by decreasing share prices of the Company’s investments in Village Farms International, Inc. and The Valens Company, partially offset by realized gains on the disposition of marketable securities. The Company continues to strategically deploy capital with a focus on maximizing risk-adjusted cash flows and shareholder value.

Share of profit of equity-accounted investees

	Year ended December 31
($000s)	2021	2020
Net profit	32,913	—

Share of profit of equity-accounted investees is comprised of the Company’s share of the net profit generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses. Refer to note 3 in the Audited Financial Statements for a description of the accounting policy and to note 17(a) in the Audited Financial Statements for a description of the nature of the investments.

During the year ended December 31, 2021, the Company recognized $32.9 million as its share of profit of equity-accounted investees.

Restructuring costs

	Year ended December 31
($000s)	2021	2020
Restructuring costs	874	—

Restructuring costs of $0.9 million for the year ended December 31, 2021, represent legal fees associated with the proposed public offering of a SunStream subsidiary.

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DISCONTINUED OPERATIONS – ORNAMENTAL FLOWERS

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a sale and purchase agreement to acquire all the issued and outstanding shares of Project Seed Topco Limited (“Bridge Farm”). The acquisition closed on July 2, 2019.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s then outstanding obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”).

The sale of Bridge Farm closed on June 5, 2020. The Bridge Farm operations comprised the entire Ornamental Flower segment that was located in the United Kingdom. The comparative consolidated statement of loss and comprehensive loss and statement of cash flows in the financial statements for the year ended December 31, 2020 have been presented to show the discontinued operation separately from continuing operations. The Company no longer has an Ornamental Flower segment.

During the period January 1, 2020, to June 5, 2020, the Company recorded revenues of $22.1 million from Bridge Farm and a net loss of $33.6 million from Bridge Farm, which includes a loss on the disposition of Bridge Farm of $15.0 million.

Capital expenditures with respect to discontinued operations during the period January 1, 2020, to June 5, 2020, consisted of $4.4 million mainly related to the Bridge Farm Clay Lake facility.

FOURTH QUARTER 2021

($000s, except as indicated)	Q4 2021	Q4 2020	Change	% Change
Financial
Gross revenue	25,630	16,865	8,765	52%
Net revenue	22,719	13,853	8,866	64%
Cost of sales	15,918	10,638	5,280	50%
Gross margin	(2,499)	(4,695)	2,196	47%
Gross margin %	-11%	-34%		23%
Gross margin before fair value adjustments (1)(2)	(2,901)	(5,060)	2,159	43%
Gross margin before fair value adjustments % (2)	-13%	-37%		24%
Interest and fee revenue	3,647	—	3,647	100%
Investment loss	(41,755)	—	(41,755)	100%
Loss from operations	(44,000)	(32,677)	(11,323)	-35%
Net loss from continuing operations (3)	(54,990)	(57,622)	2,632	5%
Per share, basic and diluted (3)	(0.03)	(0.11)	0.08	73%
Net loss (3)	(54,990)	(57,622)	2,632	5%
Per share, basic and diluted (3)	(0.03)	(0.11)	0.08	73%
Adjusted EBITDA from continuing operations (2)	18,425	(5,633)	24,058	427%

Operational
Kilogram equivalents sold	5,202	7,247	(2,045)	-28%
Average gross selling price per gram (4)	3.01	2.33	0.69	30%
Average net selling price per gram (5)	2.45	1.91	0.54	28%

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(1)	Includes inventory obsolescence and impairment of $9.7 million for the three months ended December 31, 2021, and $8.3 million for three months ended December 31, 2020.
(2)

Adjusted EBITDA from continuing operations, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are specified financial measures that do not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

(3)	Net loss and related per share amounts are attributable to owners of the Company.
(4)	Net of payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial boards.
(5)	Net of excise tax.

CONSOLIDATED

General and administrative expenses for the three months ended December 31, 2021 were $11.6 million compared to $6.5 million for the three months ended December 31, 2020. The increase of $5.1 million was mainly due to increases in salaries and wages. The increase in salary and wages was due to the Inner Spirit Transaction and increased compensation related to the roll out of a new incentive plan given the improvement in liquidity during the year.

Sales and marketing expenses for the three months ended December 31, 2021 were $1.5 million compared to $2.3 million for the three months ended December 31, 2020. The decrease of $0.8 million was due to a decrease in general marketing expenses.

Share-based compensation expense for the three months ended December 31, 2021 was $2.4 million compared to $1.5 million for the three months ended December 31, 2020. The increase of $0.9 million was due to increases in simple warrant expense, partially offset by a decrease in RSU expense and DSU expense. Simple warrant expense in the comparative period was a recovery caused by a significant number of unvested simple warrant forfeitures. RSU expense decreased due to a decrease in value of units granted in the comparative period. DSU expense decreased due to a decrease in the fair value of the DSU liability from when it was initially recognized during the three months ended September 30, 2021.

Transaction costs for the three months ended December 31, 2021, were $7.8 million compared to $0.8 million for the three months ended December 31, 2020. Transaction costs in the current period relate to the Inner Spirit Transaction, the Alcanna Transaction and legal costs, as compared to legal costs and various financing initiatives in the comparative period.

Finance costs for the three months ended December 31, 2021 were $3.5 million compared to $5.0 million for the three months ended December 31, 2020. The decrease of $1.5 million was due to the change in fair value of convertible notes from the comparative period, decreases in interest expense, accretion and amortization of debt issue costs due to the extinguishment and settlement of the Company’s long-term debt.

Change in estimate of fair value of derivative warrants for the three months ended December 31, 2021 was a recovery of $8.2 million compared to an expense of $23.5 million for the three months ended December 31, 2020. The increase of $31.7 million was due to a recovery in the current period relating to the decrease in the estimated fair value of the 98.3 million New Warrants and an expense in the prior period relating to an increase in estimated fair value of secured convertible note warrants, unsecured convertible note warrants and series A warrants.

Net loss for the three months ended December 31, 2021 was $54.8 million compared to a net loss of $64.1 million for three months ended December 31, 2020. The decrease of $9.3 million was largely due to interest and fee revenue ($3.6 million), share of profit of equity-accounted investees ($19.3 million), lower asset impairments ($13.5 million) and change in fair value of derivative warrant liabilities ($31.7 million), partially offset by investment losses ($41.8 million) and transaction costs ($7.0 million).

Adjusted EBITDA from continuing operations was $18.4 million for the three months ended December 31, 2021 compared to a loss of $5.6 million for the three months ended December 31, 2020. The increase was due to the following:

•	Increase in net revenue including Spiritleaf;
•	Introduction of investment revenue;
•	Introduction of interest and fee revenue; and
•	Introduction of share of profit of equity-accounted investees.

The increase was partially offset by:

•	Increase in cost of sales including Spiritleaf; and
•	Increase in general and administrative expenses.

CANNABIS

For the three months ended December 31, 2021, the Company sold 5,202 kilogram equivalents of cannabis compared to 7,247 kilogram equivalents for the three months ended December 31, 2020. The decrease of 2,045 kilogram equivalents sold was due

18

to a decrease in kilogram equivalents sold to other licensed producers (“LPs”) and a slight decrease in kilogram equivalents sold to provincial boards. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

For the three months ended December 31, 2021, the average net selling price was $2.45 per gram equivalent compared to $1.91 for the three months ended December 31, 2020. The increase of $0.54 per gram equivalent was largely due to an increase in prices for sales to other LPs, partially offset by lower prices for provincial board sales. The comparative period included large bulk sales to other LPs resulting in a low price per gram average. Provincial board sales prices have decreased due to continued growth of the discount segment and undersupply of available quality product.

Gross revenue for the three months ended December 31, 2021 was $15.7 million compared to $16.9 million for the three months ended December 31, 2020. The decrease of $1.2 million was due to a decrease in kilogram equivalents sold, partially offset by an increase in selling prices. Provincial board revenue decreased by $3.1 million due to a decrease in selling prices and a slight decrease in kilogram equivalents sold. LP revenue increased by $2.0 million due to a decrease in kilogram equivalents sold, partially offset by an increase in selling prices.

Excise taxes for the three months ended December 31, 2021 were $2.9 million compared to $3.0 million for the three months ended December 31, 2020. The decrease of $0.1 million was due to a decrease in sales to provincial boards from the comparative period.

Cost of sales for the three months ended December 31, 2021 were $10.8 million compared to $10.6 million for the three months ended December 31, 2020. The increase of $0.2 million was due to an increase in the cost of sales per gram sold compared to the prior period, partially offset by a decrease in kilogram equivalents sold compared to the prior period. Cost of sales per gram sold for the three months ended December 31, 2021 were $2.08 compared to $1.47 for the three months ended December 31, 2020. The increase of $0.61 was mostly due to the comparative period including several large quantity bulk sales to other LPs, resulting in a low cost of sales per gram sold average.

Gross margin before fair value adjustments for the three months ended December 31, 2021 was negative $7.8 million compared to negative $5.1 million for the three months ended December 31, 2020. The decrease of $2.7 million was due to lower net revenue and a higher inventory obsolescence provision compared to the prior period. The inventory obsolescence provision was applied primarily to vapes, oil, bulk flower and shake due to price compression in the market. The inventory obsolescence provision in the comparative period was applied across all cannabis inventory formats, bulk and packaged, due to a lack of market demand and aging inventory.

Change in fair value of biological assets for the three months ended December 31, 2021 was an increase of $2.2 million compared to an increase of $0.6 million for the three months ended December 31, 2020. The increase of $1.6 million was mainly due to an increase in the expected selling price less costs to sell per gram.

The change in fair value realized through inventory for the three months ended December 31, 2021 was a decrease of $1.8 million compared to a decrease of $0.2 million for the three months ended December 31, 2020. The decrease of $1.6 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of smaller prior period changes in fair value of biological assets as they are transferred to inventory and sold.

RETAIL

Gross revenue for the three months ended December 31, 2021, was $10.0 million, comprised of retail, franchise and other revenue. Gross margin for the three months ended December 31, 2021, was $4.9 million.

INVESTMENT

Interest and fee revenue for the three months ended December 31, 2021, was $3.6 million, generated from cannabis-related investments.

Investment loss for the three months ended December 31, 2021, was $41.8 million, and was due to unrealized losses driven by decreasing market prices of the related investments.

Share of profit of equity-accounted investees for the three months ended December 31, 2021, was $19.3 million, representing the Company’s share of the net profit generated from its investments in SunStream.

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SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2021				2020
($000s, except as indicated)	Q4	Q3	Q2	Q1	Q4 (2)	Q3	Q2	Q1
Gross revenue (1)	25,630	17,162	12,739	11,748	16,865	15,525	24,341	16,590
Gross investment revenue (loss)	(38,108)	(14,699)	5,706	15,749	—	—	—	—
Gross margin	(2,499)	1,782	(2,821)	(3,452)	(4,695)	(19,544)	(15,137)	(10,493)
Net income (loss) from continuing operations attributable to owners of the Company	(54,990)	11,311	(52,287)	(134,416)	(57,622)	(71,386)	(32,750)	(37,861)
Per share, basic	(0.03)	0.006	(0.03)	(0.09)	(0.11)	(0.53)	(0.31)	(0.35)
Per share, diluted	(0.03)	0.005	(0.03)	(0.09)	(0.11)	(0.53)	(0.31)	(0.35)
Net loss from discontinued operations attributable to owners of the Company	—	—	—	—	—	—	(27,593)	(6,034)
Per share, basic and diluted	—	—	—	—	—	—	(0.26)	(0.06)
Net loss attributable to owners of the Company	(54,990)	11,311	(52,287)	(134,416)	(57,622)	(71,386)	(60,343)	(43,895)
Per share, basic	(0.03)	0.006	(0.03)	(0.09)	(0.11)	(0.53)	(0.57)	(0.41)
Per share, diluted	(0.03)	0.005	(0.03)	(0.09)	(0.11)	(0.53)	(0.57)	(0.41)
Adjusted EBITDA from continuing operations (3)	18,425	10,539	(205)	3,327	(5,633)	(4,409)	(3,898)	(11,643)
(1)	Gross revenue from continuing operations.
(2)

Q4 2020 net loss from continuing operations, net loss attributable to owners of the Company and the per share amounts have been recast to attribute 50% of the impairment of intangible assets recorded to non-controlling interest. Refer to note 17(b) in the consolidated financial statements for the year ended December 31, 2021.

(3)

Adjusted EBITDA from continuing operations is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•	disposition of Bridge Farm;
•	issuance and conversion of convertible notes and warrants;
•	extinguishment and repayment of the Company’s long-term debt;
•	implementing several streamlining and efficiency initiatives which included workforce optimizations;
•	issuance of equity securities in various registered offerings;
•	issuance of common shares under various at-the-market programs;
•	entering into and acquiring several cannabis-related investments;
•	investing and disposing of marketable securities;
•	decreasing ownership in Pathway;
•	shift to include investment strategy as part of operations;
•	price discounts and provisions for product returns;
•	impairment of property, plant and equipment;
•	provisions for inventory obsolescence;
•	investing in SunStream; and
•	acquisition of Inner Spirit.

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SELECTED ANNUAL INFORMATION

The following table summarizes selected financial information of the Company for the three most recently completed financial years.

	Year ended December 31	Year ended December 31	Year ended December 31
($000s, except as indicated)	2021	2020	2019
Gross revenue (1)	67,279	73,321	66,927
Net loss (1)(2)	(230,382)	(199,619)	(142,533)
Per share, basic and diluted (1)	$(0.12)	$(0.91)	$(1.67)
Total assets	1,424,262	294,871	510,036
Total non-current liabilities	32,274	1,031	19,592
(1)	Gross revenue, net loss and net loss per share are from continuing operations and net loss and net loss per share are attributable to owners of the Company.
(2)

Year ended December 31, 2020, net loss from continuing operations has been recast to attribute 50% of the impairment of intangible assets recorded to non-controlling interest. Refer to note 17(b) in the Audited Financial Statements.

GROSS REVENUE

During the year ended December 31, 2021, gross revenue decreased by $6.0 million due to a decrease in kilogram equivalents sold and a decrease in selling prices, partially offset by the post acquisition retail revenue.

During the year ended December 31, 2020, gross revenue increased by $6.4 million due to an increase in provincial board sales, partially offset by a decrease in sales to other LP’s.

During the year ended December 31, 2019, gross revenue increased by $66.9 million due to the Company commencing production in the third quarter of 2018 with sales beginning in January 2019, as well as the ramp up in production with the expansion completed of the Olds facility.

Net loss

During the year ended December 31, 2021, net loss increased by $30.8 million due to lower net revenue, investment losses, higher general and administrative expenses, transaction costs and change in fair value of derivative warrant liabilities, partially offset by lower cost of sales, lower inventory obsolescence provision, change in fair value through inventory, lower asset impairment and income tax recovery. The lower net revenue and cost of sales was due to a decrease in kilogram equivalents sold. Investment losses were due to unrealized losses caused by decreasing market prices of the related investments. The increase in general and administrative expenses was due to higher salaries and wages and professional fees, partially offset by lower office and general expenses. Transaction costs related to acquisitions and legal costs. The change in fair value of derivative warrant liabilities was due to an increase in warrants granted and exercised during the period.

During the year ended December 31, 2020, net loss increased by $57.1 million due to a lower gross margin and higher asset impairment, partially offset by lower share-based compensation, finance costs and loss on financial obligation. The lower gross margin was due to an inventory obsolescence provision and changes in fair value of biological assets and fair value realized through inventory. Asset impairments were recorded for property, plant and equipment and intangible assets. Share-based compensation decreased due to the accelerated vesting in the prior year and a decrease in the value of awards granted. The financial obligation was terminated in the prior year and had no current year impact.

During the year ended December 31, 2019, net loss increased by $86.0 million due to higher general and administrative expense, share-based compensation expense, transaction costs, finance costs and loss on financial obligation, partially offset by a higher gross margin. The increase in general and administrative expenses was to support growth and expansion initiatives, as a result of becoming a public company and costs related to the introduction of new product lines and the ramp up of cannabis production and sales. The increase in share-based compensation expense was due to increased awards granted to employees and the accelerated vesting of share-based compensation awards upon completion of the Company’s initial public offering (“IPO”). Transaction costs were related to the acquisition of Bridge Farm and the IPO. The increase in finance costs was due to increased debt levels. The loss on financial obligation was due to the termination of the investment and royalty agreement.

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Total assets

During the year ended December 31, 2021, total assets increased by $1,129.4 million due to increases in cash and cash equivalents, marketable securities, net investments in subleases, equity accounted investees and goodwill. Cash and cash equivalents increased mainly due to proceeds from the issuance of shares and registered offerings and proceeds from the exercise of derivative warrants. Marketable securities increased due to the Company investing in cannabis related equity instruments. Net investments in subleases and goodwill increased due to the acquisition of Inner Spirit. Equity-accounted investees increased due to investment in SunStream.

During the year ended December 31, 2020, total assets decreased by $215.2 million. The decrease was due to decreases in accounts receivable, biological assets, inventory, property, plant and equipment, intangible assets and goodwill, partially offset by an increase in investments. Accounts receivable, biological assets and inventory decreased due to the disposition of Bridge Farm and recording an inventory obsolescence provision. Property, plant and equipment and intangible assets decreased due to the disposition of Bridge Farm and asset impairments. Goodwill decreased due to the disposition of Bridge Farm. Investments increased due to acquiring an investment in a cannabis company.

During the year ended December 31, 2019, total assets increased by $399.8 million. The increase was due to increases in cash and cash equivalents, accounts receivable, biological assets, inventory, property, plant and equipment, intangible assets and goodwill. Cash and cash equivalents increased due to proceeds from debt instruments, convertible notes and the issuance of shares. Accounts receivable, biological assets and inventory increased due to the ramp up of cannabis production and sales commencing at the beginning of 2019. Property, plant and equipment, intangible assets and goodwill increased due to the acquisitions of Bridge Farm and Pathway and capital expenditures relating to the construction of the Olds facility.

Total non-current liabilities

During the year ended December 31, 2021, total non-current liabilities increased by $31.2 million. The increase was due to an increase in lease obligations from the Inner Spirit Transaction and the recognition of a DSU liability.

During the year ended December 31, 2020, total non-current liabilities decreased by $18.6 million. The decrease was due to decreases in lease obligations and deferred tax liability due to the Bridge Farm disposition.

During the year ended December 31, 2019, total non-current liabilities decreased by $28.9 million. The decrease was due to the classification of long-term debt as current at December 31, 2019, and the termination of the financial obligation.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	December 31, 2021	December 31, 2020
Cash and cash equivalents	558,251	60,376

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s lease obligations have increased significantly due to the Inner Spirit Transaction as both corporate stores and franchise stores have leased retail space. Refer to “Contractual Commitments and Contingencies – Commitments” for an estimate of the contractual maturities of the Company’s lease obligations. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

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See “Recent Developments – Capital Activities” for more information.

Debt

As at December 31, 2021, the Company was debt free.

Equity

As at December 31, 2021, the Company had the following share capital instruments outstanding:

(000s)	December 31, 2021	December 31, 2020
Common shares	2,060,408	918,844
Common share purchase warrants (1)	3,566	1,024
Simple warrants (2)	2,594	3,425
Performance warrants (3)	1,387	1,672
Stock options (4)	445	721
Restricted share units	7,536	1,657
(1)	3.6 million warrants were exercisable as at December 31, 2021.
(2)	1.7 million simple warrants were exercisable as at December 31, 2021.
(3)	1.2 million performance warrants were exercisable as at December 31, 2021.
(4)	0.2 million stock options were exercisable as at December 31, 2021.

As at December 31, 2021, the Company had 2.06 billion shares outstanding (December 31, 2020 - 918.8 million shares).

Common shares were issued during the year ended December 31, 2021 in connection with the following transactions:

•	The Company sold 796.3 million common shares under ATM Programs for gross proceeds of $855.2 million;
•	Issuance of 100.0 million common shares in the January 2021 Units Offering for gross proceeds of $128.0 million;
•	Exercise of all the Series B Warrants from the January 2021 Units Offering for 33.3 million common shares;
•	Exercise of all the Series A Warrants from the January 2021 Offering for 66.7 million common shares and gross proceeds of $67.1 million;
•	Issuance of 60.5 million common shares in the February 2021 Units Offering for gross proceeds of $95.4 million;
•	Exercise of all the Additional Series B Warrants from the February 2021 Units Offering for 14.0 million common shares;
•	Exercise of all the Additional Series A Warrants from the February 2021 Units Offering for 37.3 million common shares and gross proceeds of $51.5 million;
•	The Company issued 24.4 million common shares relating to the acquisition of Inner Spirit;
•	The Company issued 2.5 million common shares relating to the settlement of Inner Spirit convertible debentures; and
•	The Company issued 5.5 million common shares related to the exercise of employee awards.

From January 1, 2022, to April 27, 2022:

•	The Company issued 3.7 million common shares related to the termination of the service and sale agreement with Sun 8 Holdings Inc.
•	The Company issued 320.6 million common shares related to the Alcanna Transaction

As at April 27, 2022, a total of 2.39 billion common shares were outstanding.

Capital Expenditures

	Year ended December 31
($000s)	2021	2020
Olds facility	1,420	2,345
Rocky View facility	—	—
Merritt facility (1)	—	(1,241)
Other	2,373	1,920
Total	3,793	3,024
(1)	The credit to the Merritt facility relates to the refund of provincial hydro and utility deposits.

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Cash Flow Summary

	Year ended December 31
($000s)	2021	2020
Cash provided by (used in) continuing operations:
Operating activities	(155,437)	(62,315)
Investing activities	(496,280)	(64,260)
Financing activities	1,149,601	143,385
Effect of exchange rate changes	(9)	665
Change in cash and cash equivalents	497,875	17,475

Cash Flow – Operating Activities

Net cash used in operating activities from continuing operations was $155.4 million for the year ended December 31, 2021 compared to $62.3 million used in operating activities for the year ended December 31, 2020. The increase of $93.1 million was due to investing in marketable securities and the change in non-cash working capital, partially offset by a decrease in net loss adjusted for non-cash items, proceeds from the disposition of marketable securities and income distributions from equity-accounted investees. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities from continuing operations was $496.3 million for the year ended December 31, 2021 compared to $64.3 million used in investing activities for the year ended December 31, 2020. The increase of $432.0 million was primarily due to additions to equity-accounted investees, additions to investments and the acquisition of Inner Spirit, partially offset by capital distributions received from equity-accounted investees and the change in non-cash working capital.

Cash Flow – Financing Activities

Net cash provided by financing activities from continuing operations was $1.1 billion for the year ended December 31, 2021 compared to $143.4 million provided by financing activities for the year ended December 31, 2020. The increase of $1.0 billion was largely due to proceeds from the issuance of shares, proceeds from registered offerings and proceeds from the exercise of derivative warrants, partially offset by the change in restricted cash, settlement of convertible debentures and proceeds from convertible notes in the comparative period.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be nil.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

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Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects managements estimate of the contractual maturities of the Company’s obligations at December 31, 2021.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	38,452	—	—	—	38,452
Lease obligations	5,938	10,514	8,424	13,629	38,505
Financial guarantee liability	—	466	—	—	466
Total	44,390	10,980	8,424	13,629	77,423

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2021 of $2.5 million (December 31, 2020 - $1.5 million).

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations.

In connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases were consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re Sundial Growers Inc. Securities Litigation, Index No. 655178/2019 (the “New York IPO Action”), and the other in the United States District Court for the Southern District of New York, captioned In re Sundial Growers Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC (the “Federal IPO Action”). The complaints in each of the two consolidated actions assert claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally allege that we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers. The complaint in the Federal IPO Action also includes allegations that we made misstatements as to revenue. The New York IPO Action was dismissed on May 15, 2020 and the

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dismissal was affirmed on February 16, 2021, by the Appellate Division, First Judicial Department, of the Supreme Court of New York.

In the Federal IPO Action, the court denied defendants’ motion to dismiss on March 30, 2021. On August 27, 2021, following a mediation, the parties notified the court that they had reached an agreement in principle to settle the Federal IPO Action. On December 2, 2021, the parties executed a settlement agreement, which was submitted to the court for approval on December 3, 2021 and remains subject to such court approval.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579-ALC, in the United States District Court for the Southern District of New York. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis. On September 30, 2021, the court granted defendants’ motion to dismiss and dismissed the case, dismissing the claims under the U.S. federal securities laws with prejudice and the remaining claims without prejudice.

The Company can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this MD&A including adjusted EBITDA from continuing operations, gross margin before fair value adjustments, gross margin before fair value adjustments percentage, system-wide retail sales and franchise store sales are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Non-IFRS Financial Measures

Adjusted EBITDA from continuing operations

Adjusted EBITDA from continuing operations is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA from continuing operations provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. Adjusted EBITDA from continuing operations is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

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The following table reconciles adjusted EBITDA from continuing operations to net income (loss) from continuing operations for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2021	2020	2021	2020
Net income (loss) from continuing operations	(54,761)	(64,144)	(230,182)	(206,317)
Adjustments
Finance costs	3,530	4,974	3,756	3,819
Change in estimate of fair value of derivative warrants	(8,200)	23,464	77,834	12,995
Loss on cancellation of contracts	5,116	2,471	5,116	2,471
Depreciation and amortization	352	1,297	4,726	4,711
Income tax recovery	7,787	—	(2,271)	—
Change in fair value of biological assets	(2,158)	(579)	(4,708)	(5,432)
Change in fair value realized through inventory	1,756	214	2,247	18,566
Unrealized foreign exchange (gain) loss	(1)	672	(63)	(757)
Unrealized loss on marketable securities	43,750	—	64,714	—
Share-based compensation	2,443	1,501	12,307	8,566
Asset impairment	—	13,532	60,000	79,191
Loss (gain) on disposition of PP&E	(374)	—	(235)	(488)
Cost of sales non-cash component (1)	772	1,632	3,675	5,250
Inventory obsolescence	9,702	8,275	16,978	45,913
Restructuring costs	874	280	874	6,470
Transaction costs (2)	7,837	825	17,566	3,587
Government subsidies	—	(47)	(2,180)	(4,128)
Other expenses	—	—	1,932	—
Adjusted EBITDA from continuing operations	18,425	(5,633)	32,086	(25,583)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs relate to financing activities.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS financial measure which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

See “Cannabis Operations Segment Results – Gross Margin” for a table reconciling gross margin before fair value adjustments to gross margin for the periods noted.

System-wide retail sales

System-wide retail sales is a non-IFRS financial measure which the Company uses to evaluate its operating performance in the Company’s retail operations segment. System-wide retail sales provides useful information to investors, analysts and others in understanding and evaluating the Company’s brand scale and market penetration and is used by management to assess the Company’s market position relative to its competitors. System-wide retail sales is defined as the sum of the revenue reported to the Company by franchised Spiritleaf retail cannabis stores and by the Company-owned Spiritleaf retail cannabis stores.

See “Retail Operations Segment Results – System-wide retail sales” for a table reconciling system-wide retail sales to gross revenue for the periods noted.

Franchise store sales

Franchise store sales is a non-IFRS financial measure which the Company uses in the calculation of system-wide retail sales. Franchise store sales is defined as the sum of the revenue reported to the Company by franchised Spiritleaf retail cannabis stores.

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Non-IFRS Financial Ratios

Gross margin before fair value adjustments percentage

Gross margin before fair value adjustments percentage is a non-IFRS financial ratio which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments percentage is defined as gross margin before fair value adjustments divided by net revenue.

RELATED PARTIES

Loan receivable agreements

At December 31, 2020, the Company had advanced $139 thousand under employee loan agreements. The terms were non-interest bearing and secured by shareholdings in the Company. The loans were repayable in full upon the departure of an employee from employment, a change in control of the Company or sale of the Company. During the year ended December 31, 2021, the full $139 thousand loan balance was settled. At December 31, 2021, the outstanding loan balance was nil.

Related party transactions

	Transactions		Balance outstanding
	Year ended December 31	Year ended December 31	December 31	December 31
($000s)	2021	2020	2021	2020
Marketing, brand research and development (a)	—	1,144	—	—
Legal services (b)	—	2,462	—	(510)
	—	3,606	—	(510)
(a)	A former member of the Board of Directors controlled a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors was a partner at a law firm prior to his departure which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31
	2021	2020
Salaries and short-term benefits	2,348	1,944
Share-based compensation	8,275	7,629
	10,623	9,573

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2021, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the Contractual Commitments and Obligations section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of biological assets and inventory, estimating potential future returns on

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revenue, share-based compensation, convertible instruments, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market discount rates;
•	Future development and operating costs;
•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;
•	Facts and circumstances supporting the likelihood and amount of contingent liabilities; and
•	Assumptions and methodologies for the valuation of derivative financial instruments.

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the other risks described elsewhere in this document, or a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)), as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2021, due to the material weaknesses in the Company’s internal control over financial reporting further described below

During 2021, the Company's operations expanded rapidly and significantly in scale and scope with the significant influx of capital from financing activities leading to the addition of two operating segments, retail operations and investments. As a consequence of this rapid growth, the Company became a large accelerated filer under the regulations of the Exchange Act, and did not have a sufficient number of financial reporting and accounting, and information technology personnel with the appropriate knowledge, experience or training commensurate with the Company’s financial reporting requirements at December 31, 2021.

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However, giving full consideration to the material weaknesses, the Company has concluded that the consolidated financial statements included in the Annual Report on Form 20-F present fairly, in all material respects, the Company’s financial position, the results of its operations and its cash flows for each of the periods presented in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in NI 52-109 and Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the dispositions of our assets;
(2)

provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control— Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As at December 31, 2021, the Company’s management determined that it did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

•

An ineffective control environment resulting from an insufficient number of financial reporting and accounting, and information technology (IT) personnel with the appropriate knowledge, experience or training commensurate with the Company’s financial reporting requirements.

•

The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify changes to its operations and to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting.

•

An ineffective information and communication process resulting from a combination of deficiencies within its information technology general and application controls (“ITGCs”) across the systems supporting the Company’s financial reporting process, including access controls and administrator-level access resulting in a lack of segregation of duties, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.

•

As a consequence of the above and as a result of inadequate segregation of duties and secondary review, the Company had ineffective control activities related to the design, implementation and operating effectiveness of process level and financial reporting controls which had a pervasive impact on the Company's internal control over financial reporting.

These material weaknesses resulted in material misstatements, which were corrected prior to the release of the consolidated financial statements as of and for the year ended December 31, 2021, and also in immaterial misstatements, some of which were corrected prior to the release of the consolidated financial statements as of and for the year ended December 31, 2021. These material weaknesses create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

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In accordance with guidance issued by the Canadian Securities Administrators and the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has limited the evaluation of our internal control over financial reporting to exclude controls, policies and procedures and internal control over financial reporting of the recently acquired operations of Inner Spirit Holdings Ltd. (acquired on July 20, 2021). The operations of Inner Spirit Holdings Ltd. represent approximately 1% of our current assets, 21% of our long-term assets, 15% of our current liabilities, 51% of our long-term liabilities, 24% of our total gross revenues and 0% of our loss as at and for the year ended December 31, 2021.

The Company’s independent auditors, KPMG LLP, have issued an unqualified opinion on our financial statements and an adverse opinion on the effectiveness of internal control over financial reporting as of December 31, 2021. These audit reports are included in the annual report on Form 20-F.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•	developing and maintaining documentation underlying ITGCs to promote knowledge transfer upon personnel and function changes;
•	developing enhanced procedures and controls related to administrator and privileged-level access to IT systems;
•

implementing an IT management review, documentation and testing plan to enhance implementation and monitoring of software updates and changes with a specific focus on systems supporting our financial reporting processes;

•	adding personnel with an appropriate level of knowledge, experience and training commensurate with the Company’s financial reporting requirements; and
•	working with our advisors to develop a plan to improve our risk assessment process and to assist with process improvements and control remediation efforts.

At April 27, 2022 the above remediation measures are in progress and controls related to documentation of ITGCs, restricting privileged-level access and monitoring of software upgrades have been designed and implemented. The deficiencies will not be considered remediated, however, until the applicable controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

Additionally, the Company has implemented, and tested workflows designed to remediate the lack of segregation of duties in its information technology systems and processes. The Company believes that this remediation is complete; however it will not be considered fully remediated until the other deficiencies related to the ITGCs material weakness described above are fully remediated and tested.

The Company is pursuing remediation of all of the above material weaknesses during the 2022 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the material weaknesses described above, as of December 31, 2021, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the fourth quarter and the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
$ or C$	Canadian dollars	G or GM	Gram
IFRS	International Financial Reporting Standards	sq ft	Square feet
MD&A	Management’s Discussion and Analysis
U.S.	United States
US$	United States dollars
CBD	Cannabidiol
THC	Tetrahydrocannabinol

FORWARD-LOOKING INFORMATION

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” herein. Although management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. These statements are made as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additionally, the Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Annual Report, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

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Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed under the Company’s profile on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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